EXHIBIT 99.1

News Release dated May 26, 2023, Suncor Energy provides update on acquisition of TotalEnergies’ Canadian operations

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides update on acquisition of TotalEnergies’ Canadian operations

Calgary, Alberta (May 26, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) (“Suncor”) announced that it has been notified that ConocoPhillips Canada (“ConocoPhillips”) has elected to exercise their right of first refusal with respect to TotalEnergies’ 50% working interest in the Surmont asset.

Suncor’s agreement to close the transaction to acquire TotalEnergies’ Canadian operations was conditional upon ConocoPhillips waiving its right of first refusal in respect of the Surmont working interest. As a result, each of the parties has the right to terminate the agreement under which Suncor would acquire TotalEnergies’ Canadian operations and Suncor will be assessing the transaction in light of this change.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

(833) 296-4570

media@suncor.com

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(800) 558-9071

invest@suncor.com

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